UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

(Amendment No.     ) *

ShotSpotter, Inc.

(Name of Issuer)

Common Stock, $0.005 par value per share

(Title of Class of Securities)

82536T 10 7

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 82536T 10 7	13 G

1	NAMES OF REPORTING PERSONS. Claremont Creek Ventures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 715,380 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 715,380 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 715,380 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4% (3)
12	TYPE OF REPORTING PERSON* PN

(1)	This Schedule 13G is filed by Claremont Creek Ventures, L.P. (“CCV”), Claremont Creek Partners, LLC (“CCP”), Claremont Creek Partners Fund, L.P. (“CCPF”), Randall Hawks (“Hawks”) and Nathaniel Goldhaber (“Goldhaber” together with CCV, CCP, CCPF and Hawks, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 692,131 shares held by CCV and (ii) 23,249 shares held by CCPF. CCP serves as the sole general partner of CCV and CCPF and has sole voting and investment control over the shares owned by CCV and CCPF and may be deemed to own beneficially the shares held by CCV and CCPF. Hawks and Goldhaber are Managing Directors of CCP and share voting and dispositive power over the shares held by CCV and CCPF, and may be deemed to own beneficially the shares held by CCV and CCPF.
(3)	This percentage set forth on the cover sheets are calculated based on 9,646,416 shares of the Common Stock outstanding as of November 10, 2017, as disclosed in the Issuer’s Form 10-Q for the period ended September 30, 2017, as filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2017.

2.

CUSIP NO. 82536T 10 7	13 G

1	NAMES OF REPORTING PERSONS. Claremont Creek Partners Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 715,380 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 715,380 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 715,380 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4% (3)
12	TYPE OF REPORTING PERSON* PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 692,131 shares held by CCV and (ii) 23,249 shares held by CCPF. CCP serves as the sole general partner of CCV and CCPF and has sole voting and investment control over the shares owned by CCV and CCPF and may be deemed to own beneficially the shares held by CCV and CCPF. Hawks and Goldhaber are Managing Directors of CCP and share voting and dispositive power over the shares held by CCV and CCPF, and may be deemed to own beneficially the shares held by CCV and CCPF.
(3)	This percentage set forth on the cover sheets are calculated based on 9,646,416 shares of the Common Stock outstanding as of November 10, 2017, as disclosed in the Issuer’s Form 10-Q for the period ended September 30, 2017, as filed with the Commission on November 14, 2017.

3.

CUSIP NO. 82536T 10 7	13 G

1	NAMES OF REPORTING PERSONS Claremont Creek Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 715,380 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 715,380 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 715,380 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4% (3)
12	TYPE OF REPORTING PERSON* OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 692,131 shares held by CCV and (ii) 23,249 shares held by CCPF. CCP serves as the sole general partner of CCV and CCPF and has sole voting and investment control over the shares owned by CCV and CCPF and may be deemed to own beneficially the shares held by CCV and CCPF. Hawks and Goldhaber are Managing Directors of CCP and share voting and dispositive power over the shares held by CCV and CCPF, and may be deemed to own beneficially the shares held by CCV and CCPF.
(3)	This percentage set forth on the cover sheets are calculated based on 9,646,416 shares of the Common Stock outstanding as of November 10, 2017, as disclosed in the Issuer’s Form 10-Q for the period ended September 30, 2017, as filed with the Commission on November 14, 2017.

4.

CUSIP NO. 82536T 10 7	13 G

1	NAMES OF REPORTING PERSONS Randall Hawks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 715,380 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 715,380 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 715,380 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4% (3)
12	TYPE OF REPORTING PERSON* IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 692,131 shares held by CCV and (ii) 23,249 shares held by CCPF. CCP serves as the sole general partner of CCV and CCPF and has sole voting and investment control over the shares owned by CCV and CCPF and may be deemed to own beneficially the shares held by CCV and CCPF. Hawks and Goldhaber are Managing Directors of CCP and share voting and dispositive power over the shares held by CCV and CCPF, and may be deemed to own beneficially the shares held by CCV and CCPF.
(3)	This percentage set forth on the cover sheets are calculated based on 9,646,416 shares of the Common Stock outstanding as of November 10, 2017, as disclosed in the Issuer’s Form 10-Q for the period ended September 30, 2017, as filed with the Commission on November 14, 2017.

5.

CUSIP NO. 82536T 10 7	13 G

1	NAMES OF REPORTING PERSONS Nathaniel Goldhaber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 715,380 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 715,380 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 715,380 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4% (3)
12	TYPE OF REPORTING PERSON* IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 692,131 shares held by CCV and (ii) 23,249 shares held by CCPF. CCP serves as the sole general partner of CCV and CCPF and has sole voting and investment control over the shares owned by CCV and CCPF and may be deemed to own beneficially the shares held by CCV and CCPF. Hawks and Goldhaber are Managing Directors of CCP and share voting and dispositive power over the shares held by CCV and CCPF, and may be deemed to own beneficially the shares held by CCV and CCPF.
(3)	This percentage set forth on the cover sheets are calculated based on 9,646,416 shares of the Common Stock outstanding as of November 10, 2017, as disclosed in the Issuer’s Form 10-Q for the period ended September 30, 2017, as filed with the Commission on November 14, 2017.

6.

Introductory Note: This statement on Schedule 13G is filed by the Reporting Persons with the Commission in respect of shares of Common Stock, par value $0.005 per share (“Common Stock”), of ShotSpotter, Inc., a Delaware corporation (the “Issuer”).

Item 1

(a)	Name of Issuer:	ShotSpotter, Inc.

(b)	Address of Issuer’s
	Principal Executive Offices:	7979 Gateway Blvd., Suite 210 Newark, California 94560

Item 2

(a)	Name of Reporting Persons Filing:

1.	Claremont Creek Ventures, L.P. (“CCV”)

2.	Claremont Creek Partners Fund, L.P. (“CCPF”)

3.	Claremont Creek Partners, LLC (“CCP”)

4.	Randall Hawks (“Hawks”)

5.	Nathaniel Goldhaber (“Goldhaber”)

(b)	Address of Principal Business Office:	c/o Claremont Creek Ventures 300 Frank H. Ogawa Plaza, Suite 350 Oakland, California 94612

(c)	Citizenship:

CCV	Delaware

CCPF	Delaware

CCP	Delaware

Hawks	United States of America

Goldhaber	United States of America

(d)	Title of Class of Securities:	Common Stock
(e)	CUSIP Number:	82536T 10 7

Item 3	Not applicable.

Item 4	Ownership.

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2017:

Reporting Persons	Shares Held Directly (1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1, 3)
CCV	692,131	0	715,380	0	715,380	715,380	7.4%
CCPF	23,249	0	715,380	0	715,380	715,380	7.4%
CCP (2)	0	0	715,380	0	715,380	715,380	7.4%

7.

Reporting Persons	Shares Held Directly (1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1, 3)
Hawks (2)	0	0	715,380	0	715,380	715,380	7.4%
Goldhaber (2)	0	0	715,380	0	715,380	715,380	7.4%

(1)	Represents the number of shares of Common Stock held by the Reporting Persons.
(2)	CCP serves as the sole general partner of CCV and CCPF and has sole voting and investment control over the shares owned by CCV and CCPF and may be deemed to own beneficially the shares held by CCV and CCPF. Hawks and Goldhaber are Managing Directors of CCP and share voting and dispositive power over the shares held by CCV and CCPF, and may be deemed to own beneficially the shares held by CCV and CCPF.
(3)	This percentage set forth on the cover sheets are calculated based on 9,646,416 shares of the Common Stock outstanding as of November 10, 2017, as disclosed in the Issuer’s Form 10-Q for the period ended September 30, 2017, as filed with the Commission on November 14, 2017.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

8.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the attached statement on Schedule 13G is true, complete and correct.

Dated: February 12, 2018

CLAREMONT CREEK VENTURES, L.P.

By: Claremont Creek Partners, LLC
Its: General Partner

By:	/s/ Randall Hawks
Randall Hawks, Managing Director

CLAREMONT CREEK PARTNERS FUND, L.P.

By: Claremont Creek Partners, LLC
Its: General Partner

By:	/s/ Randall Hawks
Randall Hawks, Managing Director

CLAREMONT CREEK PARTNERS, LLC

By:	/s/ Randall Hawks
Randall Hawks, Managing Director

/s/ Randall Hawks
Randall Hawks

/s/ Nathaniel Goldhaber
Nathaniel Goldhaber

Exhibit(s):

A:	Joint Filing Statement

9.